Jacqueline Humphries
(b. 1963)



Achieving all five of her top records in the last three years, Humphries' performance in the auction sector has begun to reflect her influence in the contemporary Art market.

INVESTMENT THESIS

Initial Offering Price
$511,000

Offering Circular
sec.gov

Similar Sales | Record Price



$0.8m
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Price Appreciation of Similar Works
31.3%

Sharpe Ratio (2002-2014) — watch video

Jacqueline Humphries	Not enough data
S&P 500	0.38

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MEMBERS ONLY



Jacqueline Humphries

(b. 1963)

Why we like this offering

1. The Artwork is a highly desirable, large-scale example of Jacqueline Humphries' silver paintings, which feature digital symbols.
2. Auction records for artworks similar in style, scale, and period are led by *Ω:)* (2017), which sold for $850,500 at Sotheby's in November 2022, followed by *Untitled* (2013), which sold for $687,500 at Christie's in November 2021, and *Oo oo* (2015), which sold for $609,600 at Sotheby's in November 2023.
3. The Artwork was included in Jacqueline Humphries' most notable major survey exhibition, Jacqueline Humphries: jHΩ1:), organized by the Wexner Center for the Arts in 2021.
4. Despite her interest in flat digital imagery, Jacqueline Humphries honors the materiality of paint by utilizing a thick impasto to give her works physical, tactile presence.
5. The digital symbols in Jacqueline Humphries' paintings reflect the dominant technological language of the period, so her works from the 2010s often feature emoticons, that is, keyboard characters, which next to each other resemble a facial expression. Humphries frequently features the smiley face emoticon constructed with a colon and a parenthesis: ":)".
6. The Artwork is a nearly square, large-scale composition painted with a solid metallic silver background and a grid of small matte black squares beneath two layers of upside-down smiley emoticons painted in slightly different sizes and with a thick periwinkle and blue impasto to cover most of the canvas. On the far right, a large, matte black emoticon serves as the composition's focal point.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Painting





About Jacqueline Humphries

Jacqueline Humphries (born November 17, 1960, in New Orleans) is an American abstract painter married to Tony Oursler. She is known for large-scale paintings that reference the history of abstraction, combining traditional painterly techniques with contemporary technologies. She has used metallic silver pigment to suggest the glow of a cinema screen, and incorporated emoticons, emoji, kaomoji, and CAPTCHA tests into recent works that draw on digital communication. Other paintings are produced by scanning her earlier canvases, translating them into ASCII character code, and using custom laser-cut stencils of the resulting images as the basis for new paintings. Humphries lives and works in New York City, where she is represented by Greene Naftali Gallery — Wikipedia

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INVEST NOW

JACQUELINE

HUMPHRIES

b. 1960, UNITED STATES



$511,000

INITIAL OFFERING

31.3%

ANNUAL APPRECIATION OF SIMILAR WORKS [1,2]

21.4%

RECORD PRICE GROWTH[3]

Oil on canvas | 100 × 111 in.

Jacqueline Humphries is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age.

The Artwork is a highly desirable, large-scale example of Jacqueline Humphries' silver paintings, which feature digital symbols. The digital symbols in Jacqueline Humphries' paintings reflect the dominant technological language of the period, so her works from the 2010s often feature emoticons, that is, keyboard characters, which next to each other resemble a facial expression. Humphries frequently features the smiley face emoticon constructed with a colon and a parenthesis: ":)". Jacqueline Humphries uses metallic silver paint and matte black paint to mimic the glow of a computer screen. Despite her interest in flat digital imagery, Jacqueline Humphries honors the materiality of paint by utilizing a thick impasto to give her works physical, tactile presence. The Artwork is the same dimensions as Jacqueline Humphries' top three auction records: 100 inches by 111 inches. The Artwork was included in Jacqueline Humphries' most notable major survey exhibition, Jacqueline Humphries: jHΩ1:), organized by the Wexner Center for the Arts in 2021. The Artwork is a nearly square, large-scale composition painted with a solid metallic silver background and a grid of small matte black squares beneath two layers of upside-down smiley emoticons painted in slightly different sizes and with a thick periwinkle and blue impasto to cover most of the canvas. On the far right, a large, matte black emoticon serves as the composition's focal point. Auction records for artworks similar in style, scale, and period are led by Ω:) (2017), which sold for $850,500 at Sotheby's New York on November 16, 2022, followed by Untitled (2013), which sold for $687,500 at Christie's New York on November 9, 2021, and Oo oo (2015), which sold for $609,600 at Sotheby's New York on November 16, 2023.

Jacqueline Humphries is represented by Greene Naftali Gallery and Galerie Gisela Capitain. In addition to her recent survey at the Wexner, she has held solo exhibitions at Dia Bridgehampton in New York, Carnegie Museum of Art in Pittsburgh, and Williams College Museum of Art in Massachusetts. Her work is held in the permanent collections of prestigious institutions around the world, including the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Solomon R. Guggenheim Museum in New York, the Metropolitan Museum of Art in New York, the Art Institute of Chicago, the Museum of Fine Arts in Boston, the Hirshhorn Museum and Sculpture Garden in Washington, DC., the Museum of Contemporary Art in Los Angeles, the San Francisco Museum of Modern Art, the; Tate Modern in London, the Centre Pompidou in Paris, the Fondation Louis Vuitton in Paris, and Museum Brandhorst, Munich, among many others. Humphries' longevity in contemporary art discourse, despite her rejection of trends, speaks to her present and future art historical importance. Achieving all five of her top auction records in the last three years, her performance in the secondary market has begun to reflect her influence in the market. Humphries' auction records are led by Ω:) (2017), which sold for $850,500 at Sotheby's New York on November 16, 2022, Untitled (2013), which sold for $687,500 at Christie's New York on November 9, 2021, and Oo oo (2015), which sold for $609,600 at Sotheby's New York on November 16, 2023.

HUMPHRIES' AUCTION RECORDS ARE LED BY Ω:) (2017), WHICH SOLD FOR $850,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2022, UNTITLED (2013), WHICH SOLD FOR $687,500 AT CHRISTIE'S NEW YORK ON NOVEMBER 9, 2021, AND OO OO (2015), WHICH SOLD FOR $609,600 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2023.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$23,750
$20,000
$81,250
$81,250
$687,500
$310,421
$850,500
$478,800
$609,600
11/9/2010
11/12/2013
9/16/2014
11/14/2014
11/9/2021
3/1/2022
11/16/2022
11/7/2023
11/16/2023
Implied Historical Growth

Jacqueline Humphries (b. 1960, New Orleans, LA) is a cutting-edge contemporary American artist best known for her large-scale paintings that investigate abstraction and the digital age. In 1984, Humphries graduated from Parsons School of Design and went on to participate in the coveted Whitney Independent Study Program the following year. She is considered part of a generation of abstract painters from the 1980s and 90s who rejected the trending belief that painting was obsolete in the digital age, alongside artists Charline von Heyl, Jutta Koether, Laura Owens, and Amy Sillman. Rather than replace painting, technology became a subject in her paintings, which simulate the artificial glow of computer screens in paint and iconographic reference to digital languages like ASCII, CAPTCHA, emoticons, and emojis. In 2014, she was included in the Whitney Biennial, which brought her work into mainstream contemporary art discourse. Her success continued with the organization of a major survey exhibition at the Wexner Center for the Arts in Columbus, Ohio, in 2021, and her inclusion in the 59th Venice Biennale's exhibition, The Milk of Dreams, in 2022. Humphries constantly iterates on her approach to painting, introducing new techniques, styles, materials, and digital iconography. The artist continues to live and work in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jacqueline Humphries with the following criteria: Works on canvas created since 1995 that measure over 90 inches by 90 inches. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 31.3% CAGR implied from selected sales occurring from November 9, 2010, to November 16, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Jacqueline Humphries have a record price compound annual growth rate ("CAGR") of 21.4% from February 22, 1993 to December 31, 2023. This calculation is based on (i) a record price of $1,700 on February 22, 1993, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $675,000, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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